Exhibit 99.4

CENOVUS ENERGY INC.

Supplemental Financial Information (unaudited)

Exhibit to the June 30, 2012 Interim Consolidated Financial Statements

Consolidated Interest Coverage Ratios

The following financial ratios are provided by Cenovus Energy Inc. (the “Company”) in connection with the continuous distribution of medium term notes and debt securities by way of short form shelf prospectus dated May 24, 2012 and June 6, 2012, respectively.  These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with International Financial Reporting Standards which are generally accepted in Canada.

Interest coverage ratios for the twelve month period ended June 30, 2012

(times)

Net earnings available for all interest bearing financial liabilities (1)	7.9 x

Net earnings available for short-term borrowings and long-term debt before	10.4 x
unrealized (gains) and losses on risk management activities (2)

(1)                 Calculated as net earnings plus income tax and borrowing costs on all financial liabilities; divided by borrowing costs for all interest bearing financial liabilities.

(2)                 Calculated as net earnings plus income tax and interest on short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities; divided by interest expense on short-term borrowings and long-term debt.

The Company believes the interest coverage ratio based on net earnings available for short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods. Additionally, included on the Company’s balance sheet are a partnership contribution payable (the “Partnership Contribution Payable”) and a partnership contribution receivable (the “Partnership Contribution Receivable”) that arose due to a structuring arrangement. The interest expense on the Partnership Contribution Payable is substantially offset by the interest income on the Partnership Contribution Receivable and would not arise in the absence of the structuring arrangement and as such the interest expense has been excluded from the interest coverage ratio based on net earnings available for short-term borrowings and long-term debt and before unrealized gains and losses on risk management activities.